[Resource Holdings Ltd. Letterhead]


September 5, 1996



Mr. Alan Friedberg
President
Light Savers U.S.A., Inc.
969 Third Avenue
New York, NY  10022

Dear Alan:

This letter, when executed by you, will confirm the agreement of Light Savers U.S.A., Inc. to engage Resource Holdings Associates ("RHA") as a financial advisor upon the terms contained herein.

The work to be performed shall include (i) a review of the Memorandum of Agreement with Watermark Investments, Ltd., (ii) financial advice and strategic planning with respect to the business of Light Savers U.S.A., Inc., (iii) assistance in raising equity capital or debt financing for Light Savers U.S.A., Inc. and (iv) assistance in structuring or negotiating merger or acquisition opportunities.

In consideration for the aforementioned services, RHA shall receive:

1. Options on 500,000 shares of registered common stock of Light Savers U.S.A., Inc., with an exercise price of $2 per share and a term of five years, such options to be issued within 60 days of RHA being engaged;

2. A retainer of $10,000 per month starting March 1, 1996 and continuing for a minimum of one year thereafter, cancelable upon one month's written notice; and

3. A payment of $100,000 upon Light Savers U.S.A., Inc. consummating a merger or acquisition of all or part of the Leonard Parker Company or any of its affiliated entities.

Any mutually agreed upon fees of RHA for finding and initiating merger and acquisition opportunities other than the Leonard Parker Company or identifying sources of capital will be first offset by the cumulative amount of the monthly retainer fee paid to RHA, with a maximum offset of $100,000.00.

Subject to prior authorization, RHA shall be reimbursed for travel and other out-of-pocket expenses.

RHA will undertake its duties on a good-faith basis.

RHA and its partners, officers and employees shall be indemnified and held harmless from all claims, actions, suits proceedings and liabilities of any kind arising out of the services provided by RHA under the agreement and for all amounts paid in approved settlements and all costs and expenses (including attorneys fees and court costs) arising from any such claims, actions, suites, or proceedings of any kind unless and to the extent that any conduct of its partners, officers or employees has been determined in any such proceeding to have been willful misconduct in the performance of the services.

The engagement of RHA shall continue until December 31, 1997 unless renewed upon mutual agreement, except that the provisions of the indemnity and any payment obligations related to any unpaid balances due RHA under the engagement at the time of termination shall indefinitely survive such termination.

The engagement of RHA will be by written agreement executed and delivered in the State of New York and will be governed by the laws of such State.

Please sign this letter at the place indicated below to confirm your agreement to use your best efforts to cause Light Savers U.S.A., Inc. to engage RHA's engagement as a financial advisor.

We are looking forward to working with you on this project.

Yours very truly,


/s/ Jerry M. Seslowe
- --------------------
Jerry M. Seslowe

AGREED AND ACCEPTED:


/s/ Alan G. Friedberg
- --------------------------
Alan G. Friedberg

Date: February 29, 1996
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